SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                          (Amendment No. ____________)1


                           MONMOUTH COMMUNITY BANCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609539 10 1
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 23, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[ X ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)



     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP No.  609539 10 1                                                      13G
---------------- ---------------------------------------------------------------

1. Names of Reporting PersonS
   I.R.S. Identification No. of Above Person (Entities Only)

   Solomon Dwek
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

    [   ]   (a)
    [ X ]   (b)
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Citizenship or Place of Organization

   United States
--------------------- ----------------------------------------------------------
                      5. Sole Voting Power
Number of                                                        40,950  (1)
Shares                ----------------------------------------------------------
Beneficially          6. Shared Voting Power
Owned by                                                             --
Each                  ----------------------------------------------------------
Reporting             7. Sole Dispositive Power
Person With                                                      40,950  (1)
                      ----------------------------------------------------------
                      8. Shared Dispositive Power
                                                                     --
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 58,065  (2)
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row 9 Excludes Certain
     Shares (See Instructions) [   ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9
                                                                           5.4%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                        IN
--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

Item 1.

         (a) Name of Issuer:

               Monmouth Community Bancorp

         (b) Address of Issuer's Principal Executive Offices:

               627 Second Avenue, Long Branch, NJ 07740
Item 2.

         (a) Name of Person Filing:

               Solomon Dwek

         (b) Address of Principal Business Office or, if none, Residence:

               311 Crosby Avenue, Deal, New Jersey 07723

         (c) Citizenship:

               United States

         (d) Title of Class of Securities:

               Common Stock, par value $0.01

         (e) CUSIP Number:

               609539 10 1

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)   [   ]  Broker or dealer registered under Section 15 of the Act;

         (b)   [   ]  Bank as defined in Section 3(a)(6) of the Act;

         (c)   [   ]  Insurance company as defined in Section 3(a)(19) of the
                      Act;

         (d)   [   ]  Investment company registered under Section 8 of the
                      Investment Company Act of 1940;

         (e)   [   ]  An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E);

         (f)   [   ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)   [   ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)   [   ]  A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)   [   ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j)   [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                               Page 3 of 6 Pages

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 58,065 shares of common stock (2) .
                                    -----------------------------------
     (b) Percent of class: 5.4% .
                           ------
     (c) Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote 40,950 (1) .
                                                        ------------
         (ii)  Shared power to vote or to direct the vote N/A .
                                                          -----
         (iii) Sole power to dispose or to direct the disposition of 40,950 (1).
                                                                     -----------
         (iv)  Shared power to dispose or to direct the disposition of N/A .
                                                                      ------
Item 5. Ownership of Five Percent or Less of a Class.

           Not applicable.
        ------------------------------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.
        ------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

          Not applicable.
        ------------------------------------------

Item 9.    Notice of Dissolution of Group.

          Not applicable.
        ------------------------------------------

Item 10. Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          Not applicable.
          ----------------------------------------

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------------------------------

     (1)  Includes 3,150 shares subject to currently exercisable stock options.

     (2) Footnote 1 is incorporated herein by reference. Includes 7,350 shares held in the name of Isaac Dwek and Pearl Pamela Dwek, as trustees for the Isaac Dwek Irrevocable Trust for the benefit of Isaac Dwek; 5,565 shares held in the name of the Raizel Dwek Irrevocable Trust with Pearl Pamela Dwek and Isaac Dwek as trustees; and 4,200 shares held in the name of Milo Dwek 1998 Irrevocable Trust, Solomon Dwek grantor, Pearl Pamela Dwek & Isaac Dwek trustees. The reporting person disclaims beneficial ownership to the shares held in these trusts.

--------------------------------------------------

                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                          July 30, 2002
                                                   ----------------------------
                                                               Date

                                                    /s/ Solomon Dwek
                                                   ----------------------------
                                                            Signature

                                                      Solomon Dwek, Director
                                                   ----------------------------
                                                            Name/Title


                                  Page 6 of 6